January 18, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies

and Services

Re:	Affinion Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
Form 8-K
Furnished on October 27, 2016
File No. 333-133895

Dear Mr. Krikorian:

Affinion Group, Inc. (the “Company”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated January 5, 2017 with respect to the above-referenced filings. Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto.

Please note that the Company is a wholly owned subsidiary of Affinion Group Holdings, Inc. (“Affinion Holdings”), and that Affinion Holdings was a co-filer with the Company of the Form 8-K furnished on October 27, 2016. The Company undertakes to the Staff that its responses to the Staff’s comment letter set forth below will also apply to future filings made by Affinion Holdings with the Commission.

Form 8-K furnished on October 27, 2016

1.	We note several instances where you appear to present a non-GAAP measure that precedes the most directly comparable GAAP measure without presenting the comparable GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

6 High Ridge Park                                                 Stamford, CT 06905                                                 tel. (203) 956-1000

Securities and Exchange Commission

January 18, 2017

We respectfully acknowledge the Staff’s comment. Beginning with our press release for the quarter and year ended December 31, 2016, we will ensure that GAAP measures precede our non-GAAP measures consistent with the guidance provided by the Staff in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

2.	We note your fiscal 2016 Adjusted EBITDA guidance of $230 million to $245 million assuming 2015 year-end foreign exchange rates. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) without identifying the information that is unavailable. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We respectfully acknowledge the Staff’s comment and in future earnings releases and filings containing forward-looking non-GAAP guidance that do not include a quantitative reconciliation to the nearest GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, the Company will include language similar to the following disclosure:

“The Company does not provide reconciliations of guidance for Adjusted EBITDA to Income from operations, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company is unable, without unreasonable efforts, to forecast certain items required to develop meaningful comparable GAAP financial measures. These items include business optimization, restructuring and stock compensation costs, foreign exchange rate changes, as well as other non-cash and unusual items and other adjustments as defined under the Company’s debt agreements, that are difficult to predict in advance in order to include in a GAAP estimate.”

*****

Securities and Exchange Commission

January 18, 2017

Should you have any further questions regarding this letter, please contact me at (203) 956-1316.

Sincerely,

/s/ Todd H. Siegel
Todd H. Siegel
Chief Executive Officer

cc:	Securities and Exchange Commission
Morgan Youngwood